

Mail Stop 4561

May 11, 2017

Peter J. Kuipers
Executive Vice President & Chief Financial Officer
Omnicell, Inc.
590 East Middlefield Road
Mountain View, CA 94043

>   **Re: Omnicell, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 28, 2017**
>   **Form 8-K**
>   **Filed May 4, 2017**
>   **File No. 000-33043**

Dear Mr. Kuipers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Business

Sales and Distribution, page 18

1.   You disclose that no customer accounted for greater than 10% of your revenues in fiscal years 2014 to 2016. It appears, however, that your revenue concentration may be higher in light of the group purchasing organizations through which your customers purchase your products. Please tell us the percentage of your revenues that was attributable to any GPO that accounted for 10% or more of your revenues for the above periods and, in future filings, provide disclosure of this revenue concentration to the extent material. Consider Item 101(c)(1)(vii) of Regulation S-K.

Peter J. Kuipers,
Omnicell, Inc.
May 11, 2017
Page 2

Form 8-K filed May 4, 2017

2.	We note that you omit the most directly comparable GAAP measures and quantitative reconciliation with respect to your forward-looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Mitchell Austin, Staff Attorney, at (202) 551-3574. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services